

June 13, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Andrew R. Prusky, Esq.
Senior Vice President, Legal
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

Re: **Foamex International Inc.**
        Registration Statement on Form S-1 Amendment N.1
        Filed on: May 30, 2008
        File No.: 333-150336

        Foamex International Inc.
        Registration Statement on Form S-1 Amendment N.1
        Filed on: May 30, 2008
        File No.: 333-150335

        Foamex International Inc.
        Form 10-K for the fiscal year ended December 30, 2007
        Filed on: April 4, 2008
        File No.: 000-22624

Dear Mr. Prusky:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1 Amendment N.1
File No.: 333-150336

General

1. We note your response and revised disclosures in response to comment 2 of our prior comment letter. Since the shares of common stock issuable to the Significant Equityholders upon their satisfaction of the equity commitment obligations are not covered by either registration statement, it remains unclear how you continue to disclose that the Significant Equityholders can satisfy these

obligations by participating in "this" rights offering and/or the second lien term offering. Please revise your disclosures to further clarify that the Significant Equityholders will only receive shares issued in a private placement, or otherwise provide us with your analysis as to why the Significant Equityholders should be able to participate in these offerings. Please also address this comment in the registration statement covering the second lien term offering.

2. Please tell us supplementally why the Significant Equityholders' commitment to purchase shares was structured in the manner described in the registration statement (by being able to purchase in the rights offering, under the second lien term loan offering or upon exercise of the put option) versus using a traditional/simpler standby purchase or backstop commitment.

Rights Offering Proceeds & Proceeds from the Transactions

3. We have reviewed your response to comment 13 from our letter dated May 15, 2008. Please clarify, if true, that the gross proceeds shown under Rights Offering Proceeds is the maximum amount that can be received through this rights offering and that there is no minimum number of rights which must be exercised.

4. It is not clear why you are using a per share gross proceeds amount of 64 cents instead of 65 cents which is disclosed throughout the document. Please advise or revise as necessary.

5. For note (1) to the Proceeds from the Transactions table, please disclose how you are arriving at the 166.0 million shares of common stock to be issued to the Significant Equityholders.

6. For the maximum amounts shown in the Proceeds from the Transactions table, please clearly present how you are arriving at the $235.6 million gross proceeds amount by discussing each of the components of this amount and how you arrived at the amount associated with each of these components.

Capitalization, page 27

7. We reissue prior comment 25 from our letter dated May 15, 2008. Please clearly show how you are arriving at each pro forma minimum and pro forma maximum amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts. For example, in a note to the table, you should show and discuss how you are arriving at the pro forma minimum common stock amount from the actual amount and further show how you are arriving at the pro forma maximum common stock amount.

Net Operating Losses, page 64

8. Since you are not filing a tax opinion for this set of transactions, please clarify
    that the "certain transactions" between April 20, 2006 and May 3, 2006 were
    substantially similar to the current transactions.

Registration Statement on Form S-1 Amendment N.1
File No.: 333-150335

Outside Front Cover of Prospectus

9. Please explain the difference between the total number of securities being offered
    (117,384,615 shares of common stock) with the 102 million figure found in
    footnote (1) of the Offering Proceeds table.

Form 10-K for the fiscal year ended December 30, 2007

General

10. Where a comment below requests additional disclosures or other revisions to be
    made, please show us in your supplemental response what the revisions will look
    like. These revisions should be included in your future filings.

Executive Compensation, page 38
Compensation Discussion and Analysis, page 38

Overview, page 38

11. We note your response to comment 49 of our prior letter; however, your response
    does not address the second half of our comment regarding individual
    performance goals and measures of personal performance. Please advise.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

12. We have reviewed your response to comment 58 from our letter dated May 15,
    2008. Please further breakout the other line item within the other assets and
    liabilities section into smaller components having more descriptive titles. See
    SFAS 95.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Judith R. Thoyer, Esq. (via facsimile @ (212) 492-0002)
        Aun Singapore, Esq. (via facsimile @ (212) 492-0431)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, NY 10019